UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

KNOLL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
Series A Convertible Preferred Stock, par value $1.00 per share
(Title of Classes of Securities)

498904200
(CUSIP Number of Classes of Securities)

Global Furniture Holdings S.à r.l.
Rue Avenue Monterey, 23
2163 - Luxembourg
+352 (26) 09-53 524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Global Furniture Holdings S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
11,286,081 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
11,286,081 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,286,081 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 1,186,679 shares of Common Stock directly held by Global Furniture Investments S.à r.l. plus 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.

(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Global Furniture Investments S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
1,186,679 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
1,186,679 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,679 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculation based on 50,806,377 shares of Common Stock outstanding as of February 26, 2021.

1	NAMES OF REPORTING PERSONS
Furniture Investments S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments Management S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments Acquisitions S.C.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Investindustrial VII LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
11,286,081 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
11,286,081 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,286,081 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 1,186,679 shares of Common Stock directly held by Global Furniture Investments S.à r.l. plus 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.

(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Investindustrial Advisors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
11,286,081 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
11,286,081 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,286,081 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 1,186,679 shares of Common Stock directly held by Global Furniture Investments S.à r.l. plus 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.

(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) July 31, 2020, (the “Schedule 13D”) by the Reporting Persons (as defined therein). The Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Knoll, Inc., a Delaware corporation (the “Issuer”), including shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock, par value $1.00 per share (“Series A Preferred Stock”). This Amendment is being filed as a result of the Reporting Persons’ entry into the Voting and Support Agreement and the Stock Puchase Agreement, in each case as defined and described herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following disclosure at the end such item:

On April 19, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Herman Miller, Inc., a Michigan corporation (“Herman Miller”) and Heat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Herman Miller (“Merger Sub”), providing for the acquisition of the Issuer by Herman Miller in a merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Herman Miller.

In connection with the execution of the Merger Agreement, the Reporting Persons entered into the Voting and Support Agreement and the Stock Puchase Agreement, each of which is defined and described in Item 6 hereof. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5.	Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The information set forth in the cover pages and Item 2 of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) Global Furniture Investments S.à r.l. beneficially owns 1,186,679 Common Shares, as of the close of business on April 21, 2021, constituting approximately 2.3% of the outstanding Common Stock. This percentage is based on 50,806,377 shares of Common Stock outstanding as of February 26, 2021.

Furniture Investments Acquisitions S.C.S. beneficially owns, and Furniture Investments S.à r.l. and Furniture Investments Management S.à r.l.may be deemed to beneficially own, 169,165 shares of Series A Preferred Stock, as of the close of business on April 21, 2021. The Series A Preferred Stock has a liquidation value of $1,000 per share and holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 4.5% per annum, payable quarterly in arrears. The Issuer may elect, in its sole discretion, to pay dividends in cash or as a dividend in kind (additional shares of Series A Preferred Stock having value equal to the amount of accrued dividends) until the two year anniversary of the Closing Date, after which the Issuer must pay dividends in cash. For purposes of the foregoing sentence, the deemed value of a share of Series A Preferred Stock is equal to its liquidation preference of $1,000 per share plus any accrued and unpaid dividends. Each share of Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of $16.7500 per share of Series A Preferred Stock, subject to certain anti-dilution adjustments.

As a result of its beneficial ownership of Series A Preferred Stock, Furniture Investments S.à r.l., Furniture Investments Management S.à r.l. and Furniture Investments Acquisitions S.C.S. may be deemed to beneficially own an aggregate of 10,099,402 shares of Common Stock which would be received upon conversion of the Series A Preferred Stock at the initial conversion price, which represents, in the aggregate, approximately 16.6% of the outstanding Common Stock. Global Furniture Holdings S.à r.l., Investindustrial VII L.P. and Investindustrial Advisors Limited (as investment manager of Investindustrial VII L.P.) may be deemed to beneficially own both the Common Shares and the Preferred Shares, and accordingly may be deemed to beneficially own an aggregate of 11,286,081 shares of Common Stock, which represents, in the aggregate, approximately 18.5% of the outstanding Common Stock. These percentages are based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021, plus 10,099,402 shares of Common Stock into which the Preferred Shares are convertible at the initial conversion price.

Each of Global Furniture Holdings S.à r.l., Global Furniture Investments S.à r.l., Investindustrial VII L.P. and Investindustrial Advisors Limited has the shared power to vote or to direct the vote, or the shared power to dispose or to direct the disposition of, 1,186,679 shares of Common Stock owned directly by Global Furniture Investments S.à r.l.

Each of Global Furniture Holdings S.à r.l., Furniture Investments S.à r.l., Furniture Investments Management S.à r.l., Furniture Investments Acquisitions S.C.S., Investindustrial VII L.P. and Investindustrial Advisors Limited has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, 10,099,402 shares of Common Stock into which the Preferred Shares owned directly by Furniture Investments Acquisitions S.C.S. are convertible at the initial conversion price.

In addition, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the entry into the Voting and Support Agreement, the Reporting Persons may be deemed to be members of a “group” with Herman Miller.

None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, Herman Miller, beneficially own any shares of Common Stock except as described herein.

(c) Except as specifically set forth in this Item 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, Herman Miller, has effected any transaction in the Series A Preferred Stock or the Common Stock during the past 60 days, except for (i) the receipt by Global Furniture Holdings S.à r.l. of 1,881 shares of Series A Preferred Stock on March 31, 2021, as a dividend in kind pursuant to the Certificate of Designations, (ii) the disposition of 789,973 shares of Common Stock by Global Furniture Investments S.à r.l on April 19, 2021, (iii) the disposition of 75,833 shares of Common Stock by Global Furniture Investments S.à r.l on April 20, 2021, and (iv) the disposition of 352,149 shares of Common Stock by Global Furniture Investments S.à r.l on April 21, 2021.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following disclosure:

Voting and Support Agreement

On April 19, 2021, Furniture Investments Acquisitions S.C.S. (the “Stockholder”) entered into a voting and support agreement (the “Voting and Support Agreement”) with Herman Miller.  Pursuant to the Voting and Support Agreement, subject to the terms and conditions therein, the Stockholder has agreed to, and cause its affiliates to, vote all of the outstanding shares of Preferred Stock and any shares of Common Stock then beneficially owned by the Stockholder or any of its affiliates (a) in favor of the adoption of the Merger Agreement and (b) against (i) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement or result in any closing condition thereunder not being satisfied on a timely basis and (ii) any proposal related to the entry by the Issuer into an alternative transaction, or any other proposal made in opposition to, or in competition with, the Merger. As of the date of the Voting and Support Agreement, an aggregate of 169,165 shares of Preferred Stock (equivalent to 10,099,402 shares of Common Stock on an as-converted basis) and 2,404,634 shares of Common Stock were subject to the Voting and Support Agreement, representing approximately 21% of the total voting power of the holders of the Issuer’s capital stock voting as a single class, with the holders of Preferred Stock voting on an as-converted basis.

The Voting and Support Agreement also prohibits the Stockholder from transferring any shares of Preferred Stock without Herman Miller’s consent.  The Voting and Support Agreement will terminate upon the earliest to occur of (i) the earlier of (A) the Effective Time (as defined in the Merger Agreement), (B) a change of recommendation of the Issuer’s board of directors and (C) the date the Merger Agreement is terminated pursuant to its terms and (ii) the entry, without the prior written consent of the Stockholder, into any amendment, waiver or modification or other change to any provision of the Merger Agreement that results in a change in the consideration payable to any holder of equity interests in the Issuer or changes the mix of the consideration that would be payable in respect of such equity interests or is otherwise adverse in any material respect to the Stockholder.

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, upon the terms and subject to the conditions of the Stock Purchase Agreement, Herman Miller agreed to purchase from the Stockholder all of the shares of Preferred Stock held by the Stockholder or any of its affiliates immediately prior to the Effective Time, for $1,496.12 per share of Preferred Stock, in cash, without interest, which represents an equivalent price per share of $25.06 for each share of Common Stock underlying each share of Preferred Stock as of the date of the Stock Purchase Agreement. Consummation of the transactions contemplated by the Stock Purchase Agreement is conditioned upon satisfaction of similar conditions to those contained in the Merger Agreement and the simultaneous closing of the Merger. The Stock Purchase Agreement will (a) automatically terminate upon the termination of the Merger Agreement, (b) may be terminated at any time prior to the closing of the transactions contemplated by the Stock Purchase Agreement by mutual written consent of each of the Issuer, Herman Miller, and the Stockholder and (c) may be terminated by the Stockholder upon the entry, without the prior written consent of the Stockholder, into any amendment, waiver or modification or other change to any provision of the Merger Agreement that results in a change in the consideration payable to any holder of equity interests in the Issuer or changes the mix of the consideration that would be payable in respect of such equity interests or is otherwise adverse in any material respect to the Stockholder.

The foregoing description of the terms of the Voting and Support Agreement and Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such documents, copies of which are filed as Exhibits 6 and 7, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended by adding the following:

Exhibit 6	Voting and Support Agreement, dated April 19, 2021, by and among Furniture Investments Acquisitions S.C.S. and Herman Miller, Inc.
Exhibit 7	Share Purchase Agreement, dated April 19, 2021, by and among Furniture Investments Acquisitions S.C.S. and Herman Miller, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2021

GLOBAL FURNITURE HOLDINGS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

GLOBAL FURNITURE INVESTMENTS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS MANAGEMENT S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS ACQUISITIONS S.C.S.

:	By	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

INVESTINDUSTRIAL VII LP

Signed by Investindustrial Advisors Limited as its Investment Manager

By:	/s/ Rajeev Menon
	Name:	Rajeev Menon
	Title:	Director

INVESTINDUSTRIAL ADVISORS LIMITED

By:	/s/ Rajeev Menon
	Name:	Rajeev Menon
	Title:	Director